FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2006
hanarotelecom incorporated
(Name of the Registrant)
Asia One Building
17-7 Yoido-dong
Youngdeungpo-ku
Seoul, Korea 150-874
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

     hanarotelecom incorporated (the “Company”) is furnishing under cover of Form 6-K, a fair and accurate English language translation of:
     Exhibit 99.1:      Notice of the Company’s Annual General Meeting of Shareholders.

SIGNATURES
EXHIBIT INDEX
EX-99.1 NOTICE OF COMPANY'S ANNUAL MEETING

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

hanarotelecom incorporated
Date: March 9, 2006	By:	/s/ Soon-Yub Samuel Kwon
		Name:	Soon-Yub Samuel Kwon
		Title:	Representative Director

EXHIBIT INDEX
Exhibit           Description
99.1              Notice of the Company’s Annual General Meeting of Shareholders